As filed with the Securities and Exchange Commission on February 21, 2001

                                            Securities Act File No. 333-90189
                                    Investment Company Act File No. 811-09229

=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                             --------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                               (Name of Issuer)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59021M 10 2
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.             Michael J. Hennewinkel, Esq.
Brown & Wood LLP                       Merrill Lynch Investment Managers, L.P.
One World Trade Center                 P.O. Box 9011
New York, New York  10048-0557         Princeton, New Jersey  08543-9011

                               January 16, 2001
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

           This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 9,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on January 16, 2001, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

           The Offer terminated at 4:00 P.M., Eastern time, on February 13, 2001 (the "Expiration Date"). Pursuant to the Offer, 3,725,097.514 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $ 9.67 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $36,021,692.95.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MERRILL LYNCH SENIOR FLOATING RATE
                                          FUND II, INC.



February 21, 2001                         By   /s/ Terry K. Glenn
                                            ---------------------------------
                                          (Terry K. Glenn, President)

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASTER SENIOR FLOATING RATE TRUST



February 21, 2001                         By   /s/ Terry K. Glenn
                                            ---------------------------------
                                         (Terry K. Glenn, President)

                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557

                           Telephone: (212) 839-5300

                           Facsimile: (212) 839-5599


VIA ELECTRONIC FILING
---------------------

February 21, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Division of Investment Management

Re:  Merrill Lynch Senior Floating Rate Fund II, Inc.
Amendment No. 1 to Issuer Tender Offer Statement
on Schedule TO
------------------------------------------------------

Dear Sirs:

        On behalf of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule TO. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on January 16, 2001 and terminated on February 13, 2001.

        Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5584.

                                                      Very truly yours,


                                                      /s/ Patricia Gelfond

Enclosure